KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$183.1	$253.5
Add:
Fixed charges	126.1	119.8
Amortization of capitalized interest	1.0	0.8
Distributed income of equity investees	49.8	56.5
Less:
Interest capitalized from continuing operations	(4.1)	(10.7)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(0.1)	(0.1)
Income as adjusted	$355.8	$419.8

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$121.1	$115.4
Add:
Portion of rents representative of the interest factor	5.0	4.4
Fixed charges	$126.1	$119.8

Ratio of earnings to fixed charges	2.82	3.50